Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(the “Company”)

Summary of Resolutions Adopted by the

Ordinary General Shareholders Meeting and the

Extraordinary General Shareholders Meeting

held on September 3, 2026.

Of the Ordinary General Shareholders Meeting

I.	Resignation, appointment and/or ratification, as applicable, of the persons who will comprise the Company’s Board of Directors.

(i)	It was approved by majority vote to accept the resignation of Mr. Andrew S. Broderick as a proprietary member of the Company’s Board of Directors.

(ii)	It was approved by majority vote to accept, effective until the date on which the Company, as the surviving company, enters into the Merger Agreement with Grupo Viva Aerobús, S.A. de C.V. (“VIVA”), registered with the Federal Taxpayers Registry under R.F.C. number OMN-060209-4W3 and whose name for tax purposes is GRUPO VIVA AEROBUS, as the merged and extinguished company (the “Merger Agreement”), the appointment of Mr. Barron E. Steele as a proprietary member of the Company’s Board of Directors.

(iii)	It was approved by majority vote to ratify, effective until the date on which the Merger Agreement is executed, Mr. Brian H. Franke as Chairman and a proprietary member of the Company’s Board of Directors.

(iv)	It was approved by majority vote to ratify, effective until the date on which the Merger Agreement is executed, Messer’s Stanley L. Pace, William Dean Donovan, John Slowik, Joaquín Alberto Palomo Déneke, Ricardo Maldonado Yáñez, Guadalupe Phillips Margain, Mónica Aspe Bernal, José Luis Fernández Fernández and Marco Andrés Baldocchi Kriete as independent members of the Company’s Board of Directors.

(v)	It was approved by majority vote to ratify, effective until the date on which the Merger Agreement is executed, Mr. Enrique Javier Beltranena Mejicano as a proprietary member of the Company’s Board of Directors.

(vi)	It was approved by majority vote to ratify, effective until the date on which the Merger Agreement is executed, Mr. William A. Franke as an honorary member of the Company’s Board of Directors, without being a member thereof, it being understood that such honorary member shall not receive any compensation or emolument whatsoever.

(vii)	It was approved by majority vote to ratify, effective until the date on which the Merger Agreement is executed, Mr. Rodrigo Antonio Escobar Nottebohm as the alternate member of Mr. Marco Andrés Baldocchi Kriete.

(viii)	It was approved by majority vote to acknowledge and ratify that Messer’s Stanley L. Pace, William Dean Donovan, John Slowik, Joaquín Alberto Palomo Déneke, Ricardo Maldonado Yáñez, Guadalupe Phillips Margain, Mónica Aspe Bernal, José Luis Fernández Fernández, Marco Andrés Baldocchi Kriete and Rodrigo Antonio Escobar Nottebohm qualify as independent directors pursuant to Article 26 of the Securities Market Law (Ley del Mercado de Valores).

(ix)	It was approved by majority vote to ratify, effective until the date on which the Merger Agreement is executed, Mr. José Alejandro de Iturbide Gutiérrez as Secretary of the Company’s Board of Directors, without being a member thereof.

(x)	It was resolved by majority vote that, in connection with the performance of their respective duties, the Company shall hold harmless and indemnify the members of its Board of Directors and the non-member Secretary against any claim, lawsuit, proceeding or investigation initiated in the United Mexican States (Mexico) or abroad, including in any country in which the Company’s shares, other securities issued based on such shares, or other fixed- or variable-income securities or securities representing any type of debt issued by the Company itself are registered or traded, and in which such persons may be parties in their capacity as members of the Company’s Board of Directors or the non-member Secretary, including the payment of any damages or loss that may have been caused and the amounts necessary to enter into a settlement, if deemed appropriate, as well as all fees and expenses of the attorneys and other advisors engaged to protect the interests of such persons in the aforementioned circumstances; provided that the Board of Directors itself is authorized to determine, in the aforementioned circumstances, whether it deems it advisable to engage attorneys and other advisors other than those advising the Company in the relevant matter.

II.	Appointment of delegates to implement and formalize the agreements and resolutions adopted by this meeting.

Delegates were appointed by majority vote to, individually, appear before the notary public of their choice to formalize all or part of the minutes of the Ordinary General Shareholders Meeting; arrange, as applicable, for the registration, either themselves or through a person they designate, of the corresponding instrument with the Public Registry of Commerce of the Company’s registered office; and carry out all acts necessary to implement the resolutions adopted by the Ordinary General Shareholders Meeting, being expressly authorized to issue any certifications of all or part of these minutes that may be necessary.

Delegates were appointed by majority vote for the Ordinary General Shareholders Meeting to, individually, sign and submit any and all certifications and documents, and carry out any and all actions before the National Banking and Securities Commission, the Mexican Stock Exchange, S.A.B. de C.V. (Comisión Nacional Bancaria y de Valores, la Bolsa Mexicana de Valores, S.A.B. de C.V.), the Securities Deposit Institution (S. D. Indeval Institución para el Depósito de Valores, S.A. de C.V.), and any national or foreign authority, as well as any other company or public or private institution, in connection with the resolutions adopted by the Ordinary General Shareholders Meeting.

Of the Extraordinary General Shareholders Meeting

I.	Presentation, discussion and, if applicable, approval of a proposal to amend the Company’s bylaws, primarily for the purpose of conforming them, among other things, to the amendments required by the General Directorate of Foreign Investment of the Ministry of Economy, in connection with the merger of the Company, as the surviving company, with VIVA, as the merged and extinguished company (the “Merger”).

It was approved by majority vote to amend the Company’s bylaws so that, as of the date on which the Merger Agreement is executed, they will be drafted in terms substantially similar to the document attached to the minutes of the Extraordinary General Shareholders Meeting.

II.	Presentation, discussion and, if applicable, approval of the composition of the Company’s Board of Directors as a result of the Merger.

(i)	It was approved by majority vote to take note of the resignation of Mr. Andrew S. Broderick as a Series “B-1” independent member of the Company’s Board of Directors.

(ii)	It was approved by majority vote to appoint, effective as of the date on which the Merger Agreement is executed and for a three-year term from such date, Mr. Barron E. Steele as a Series “B-1” independent member of the Company’s Board of Directors.

(iii)	It was approved by majority vote to ratify, effective as of the date on which the Merger Agreement is executed and for a three-year term from such date, Mr. Roberto Lázaro Alcántara Rojas as Chairman of the Company’s Board of Directors and Messer’s José Carmen Arturo Alcántara Rojas, Jorge Gerardo Cervantes Huitrón, José Arturo Pinto Aguilar, María Teresa Yvonne Ochoa Rosellini, Eduardo Francisco Solórzano Morales, Brian H. Franke, Marco Andrés Baldocchi Kriete, Rodrigo Antonio Escobar Nottebohm, Mónica Aspe Bernal and José Luis Fernández Fernández as members of the Company’s Board of Directors. It is hereby recorded that Messrs. Roberto Lázaro Alcántara Rojas, José Carmen Arturo Alcántara Rojas, Jorge Gerardo Cervantes Huitrón, José Arturo Pinto Aguilar, María Teresa Yvonne Ochoa Rosellini and Eduardo Francisco Solórzano Morales shall be members appointed by the Series “A” shareholders (the last two serving as independent members appointed by the Series “A” shareholders); Messrs. Brian H. Franke and Mónica Aspe Bernal shall be members appointed by the Series “B-1” shareholders; and Messrs. Marco Andrés Baldocchi Kriete, Rodrigo Antonio Escobar Nottebohm and José Luis Fernández Fernández shall be members appointed by the Series “B-2” shareholders. The members appointed by the Series “B-1” and Series “B-2” shareholders shall serve as independent members.

(iv)	In addition, it was approved by majority vote to ratify, effective as of the date on which the Merger Agreement is executed and for a three-year term from such date, Messer’s Francisco Daniel Rodríguez Martínez and Emiliano André Alcántara Roque as alternate members designated by the holders of Series “A” shares for Messer’s Roberto Lázaro Alcántara Rojas, José Carmen Arturo Alcántara Rojas, Jorge Gerardo Cervantes Huitrón and José Arturo Pinto Aguilar, interchangeably, and Mr. Octavio Olivo Villa as an alternate member designated by the holders of Series “A” shares for Messer’s María Teresa Yvonne Ochoa Rosellini and Eduardo Francisco Solórzano Morales, interchangeably.

(v)	It was approved by majority vote to appoint, effective as of the date on which the Merger Agreement is executed and for a three-year term from such date, Messer’s Stanley L. Pace and Guadalupe Phillips Margain as alternate members designated by the holders of Series “B-1” shares and the holders of Series “B-2” shares to serve as alternates for Mr. Barron E. Steele, and to ratify, effective as of the date on which the Merger Agreement is executed and for a three-year term from such date, Messer’s Stanley L. Pace and Guadalupe Phillips Margain as alternate members designated by the holders of Series “B-1” shares and the holders of Series “B-2” shares to serve as alternates for any of Messer’s Brian H. Franke, Marco Andrés Baldocchi Kriete, Rodrigo Antonio Escobar Nottebohm, Mónica Aspe Bernal and José Luis Fernández Fernández, interchangeably.

(vi)	It was approved by majority vote to ratify that, effective as of the date on which the Merger Agreement is executed, the Board of Directors will be composed of twelve members; provided that, effective as of the first anniversary of the date on which the Merger Agreement is executed, the Board of Directors will increase to thirteen members upon the addition of Mr. José Alfredo Ruiz Pérez as an additional proprietary member for a two-year term commencing on such first anniversary, and of Messer’s Francisco Daniel Rodríguez Martínez and Emiliano André Alcántara Roque as alternate members, interchangeably, of Mr. José Alfredo Ruiz Pérez, all appointed by the holders of Series “A” shares.

(vii)	It was approved by majority vote to ratify, effective as of the date on which the Merger Agreement is executed, Mr. Roberto Lázaro Alcántara Rojas as Chairman of the Company’s Board of Directors.

(viii)	It was approved by majority vote to ratify, effective as of the date on which the Merger Agreement is executed, Messer’s Lilia Violeta Pous Castro and José Alejandro de Iturbide Gutiérrez as non-member Co-Secretaries of the Company’s Board of Directors.

(ix)	It was resolved by majority vote that, in connection with the performance of their respective duties, the Company shall hold harmless and indemnify the members, both proprietary and alternate, of its Board of Directors as constituted as of the date on which the Merger Agreement is executed, the Co-Secretaries of the Board of Directors of the Company, against any claim, lawsuit, proceeding or investigation initiated in the United Mexican States or abroad, including in any country in which the Company’s shares, other securities issued based on such shares, or other fixed- or variable-income securities or securities representing any type of debt issued by the Company itself are registered or traded, and in which such persons may be parties in their respective capacities as members, both proprietary and alternate, of the Company’s Board of Directors and the Co-Secretaries, including the payment of any damages or loss that may have been caused and the amounts necessary to enter into, if deemed appropriate, a judicial or extrajudicial settlement agreement, as well as all fees and expenses of the attorneys and other advisors engaged to protect the interests of such persons in the aforementioned circumstances; provided that the Board of Directors itself is authorized to determine, in the aforementioned circumstances, whether it deems it advisable to engage attorneys and other advisors other than those advising the Company in the relevant matter.

III.	Presentation, discussion and, if applicable, approval of the composition of the Technical Committee of Irrevocable Trust Agreement Number 80676 (the “CPO Issuer Trust”) as a result of the Merger.

(i)	It was approved by majority vote to appoint, effective as of the date on which the Merger Agreement is executed, Mr. Roberto Lázaro Alcántara Rojas as a proprietary member and Chairman of the Technical Committee of the CPO Issuer Trust, replacing the person serving at such time as a proprietary member and Chairman of such Technical Committee.

(ii)	It was approved by majority vote to appoint, effective as of the date on which the Merger Agreement is executed, Mr. José Arturo Pinto Aguilar as a proprietary member and Secretary of the Technical Committee of the CPO Issuer Trust, replacing the person serving at such time as a proprietary member and Secretary of such Technical Committee.

(iii)	It was approved by majority vote to appoint, effective as of the date on which the Merger Agreement is executed, Mr. Ricardo Calderón Arroyo ar as a proprietary member of the Technical Committee of the CPO Issuer Trust, replacing the person serving at such time as a proprietary member and Secretary of such Technical Committee.

(iv)	It was approved by majority vote to appoint, effective as of the date on which the Merger Agreement is executed, Mr. José Carmen Arturo Alcántara Rojas as the alternate member of Mr. Roberto Lázaro Alcántara Rojas on the Technical Committee of the CPO Issuer Trust.

(v)	It was approved by majority vote to appoint, effective as of the date on which the Merger Agreement is executed, Mr. Jorge Gerardo Cervantes Huitrón as the alternate member of Mr. José Arturo Pinto Aguilar on the Technical Committee of the CPO Issuer Trust.

(vi)	It was approved by majority vote to appoint, effective as of the date on which the Merger Agreement is executed, Mr. Pedro Izquierdo Rueda as the alternate member of Mr. Ricardo Calderón Arroyo on the Technical Committee of the CPO Issuer Trust.

(vii)	It was approved by majority vote to authorize that, effective as of the date on which the Merger Agreement is executed, the Company, in its capacity as settlor of the CPO Issuer Trust, carry out all necessary and/or appropriate acts so that the Trustee and the Common Representative take note of the appointments of the members of the Technical Committee and their alternates.

(viii)	It was approved by majority vote to delegate to the Chairman of the Technical Committee and his designated Alternate, so that, jointly, once they take office in accordance with the Extraordinary General Shareholders Meeting, they will have the authority to appoint or remove members of the Technical Committee appointed by the majority of the outstanding Series “A” shares entitled to vote and not held in trust under the CPO Issuer Trust.

IV.	Appointment of delegates to implement and formalize the agreements and resolutions adopted by this meeting.

Delegates were appointed by majority vote to, individually, appear before the notary public of their choice to formalize all or part of the minutes of the Extraordinary General Shareholders Meeting; arrange, as applicable, for the registration, either themselves or through a person they designate, of the corresponding instrument with the Public Registry of Commerce of the Company’s registered office; and carry out all acts necessary to implement the resolutions adopted by the Extraordinary General Shareholders Meeting, being expressly authorized to issue any certifications of all or part of these minutes that may be necessary.

Delegates were appointed by majority vote for the Extraordinary General Shareholders Meeting to, individually, sign and submit any and all certifications and documents, and carry out any and all actions before the National Banking and Securities Commission, the Mexican Stock Exchange, S.A.B. de C.V. (Comisión Nacional Bancaria y de Valores, la Bolsa Mexicana de Valores, S.A.B. de C.V.), the Securities Deposit Institution (S. D. Indeval Institución para el Depósito de Valores, S.A. de C.V.), and any national or foreign authority, as well as any other company or public or private institution, in connection with the resolutions adopted by the Extraordinary General Shareholders Meeting.